Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

October 4, 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 4 October 2007 through Marketwire.

Item 4

Summary of Material Change

MAG SILVER TO LIST ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL “MAG”

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) announced today that effective October 5, 2007 the Company’s shares will begin trading on the Toronto Stock Exchange (“TSX”) under the symbol “MAG”.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 4 October 2007 (NR#07-28) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 4 October 2007